UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                   SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*


                              NEW YORK BANCORP INC.
                                 (Name of Issuer)

                      Common Stock, $.01 par value per share
                          (Title of Class of Securities)

                                    649389103
                                  (CUSIP Number)

                                   Luca Fossati

                             Findim Investments S.A.
                               Gradinata Forghee 2
                              Massagno, Switzerland
                                 011-41-91-568916

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 1994

             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

   Check the following box if a fee is being paid with the statement (  ).

   CUSIP No. 649389103

     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Findim Overseas Ltd.

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                      (a) ( )
                                      (b) (X)

     3  SEC USE ONLY

     4  SOURCE OF FUNDS*
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                      ( )

     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Island

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER:  0

     8  SHARED VOTING POWER:  0

     9  SOLE DISPOSITIVE POWER:  0

    10  SHARED DISPOSITIVE POWER:  0

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:  0

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
        CERTAIN SHARES*

             (X)

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0

    14  TYPE OF REPORTING PERSON*

        CO


    CUSIP No. 649389103

     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Findim Investments S.A.

     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                      (a) ( )
                                      (b) (X)

     3  SEC USE ONLY
     4  SOURCE OF FUNDS*

        WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                      ( )

     6  CITIZENSHIP OR PLACE OF ORGANIZATION
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        Switzerland

   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7  SOLE VOTING POWER:

        896,044 shares of Common Stock

     8  SHARED VOTING POWER:  0

     9  SOLE DISPOSITIVE POWER:

        896,044 shares of Common Stock

    10  SHARED DISPOSITIVE POWER:  0

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        896,044 shares of Common Stock

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*

             (X)

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.5%

    14  TYPE OF REPORTING PERSON*

        CO


             This Amendment No. 11 ("Amendment No. 11") is filed on behalf of Findim Overseas Ltd., a Cayman Island corporation, ("Findim Overseas") and Findim Investments S.A., a Swiss corporation ("Findim Investments"). This Amendment No. 11 amends Findim Overseas' Schedule 13D dated September 8, 1988 (the "Schedule 13D") as amended by Amendments No. 1 - 10 thereto with respect to the Common Stock, $.01 per share (the "Shares"), of New York Bancorp Inc., a Delaware corporation (the "Company").

             Findim Overseas is a wholly-owned subsidiary of Findim Investments. Findim Investments is a wholly-owned subsidiary of Findim S.p.A., an Italian corporation ("Findim"). Findim is a wholly-owned subsidiary of Dafofin Holding S.A., a Luxembourg corporation ("Dafofin"), which is controlled by the members of the Fossati-family.

             The purpose of this Amendment No. 11 is to amend Item 2 by adding thereto the information under (b) and (c) and to amend Item 2(d), (e) and
   (f) and Exhibit 1, respectively, in their entirety, to amend Item 3 to add thereto the information set forth below, to amend Item 4 to add thereto the information set forth below, to amend the first three sentences of Item 5(a), to amend Item 5(b) in its entirety and to amend Item 5(c) to add thereto the information set forth below and to amend Item 5(e) to add thereto the information set forth under the appropriate item headings. All statements herein relating to acts of intentions and interest in Shares of the Company by persons other than Findim Overseas, Findim Investments or Dafofin or Findim are and shall be understood to be to the undersigned's
   (b) and (c) and by amending Exhibit 1 in its entirety.

   Item 2.  Identity and Background

             Item 2 is hereby amended by adding thereto the information under
   (b) and (c) and by amending Exhibit 1 in its entirety.

        (b) The business address for Dafofin is Findim Investments S.A., Gradinata Forghee 2, Massagno, Switzerland. The principal executive officers, names and business addresses of the directors and executive officers of Findim Overseas, Findim Investments, Findim and Dafofin are set forth in Exhibit 1 hereto and are hereby incorporated by reference.

        (c) The principal business of Dafofin is that of a financial holding company.

        Item 2(d), (e) and (f) are hereby amended in their entirety.

        (d) and (e) During the five last years neither Findim Overseas, Findim Investments, Findim or Dafofin nor, to the best knowledge of Findim Overseas and Findim Investments, any of the persons listed in Exhibit 1 hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Findim Overseas, Findim Investments, Findim or Dafofin or any such person listed in Exhibit 1 hereto was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

        (f) Information with respect to the citizenship of each director and executive officer of Findim Overseas, Findim Investments, Findim and Dafofin is set forth in Exhibit 1 hereto and is hereby incorporated herein by reference.

   Item 3.  Source and Amount of Funds or Other Consideration

             Item 3 is hereby amended by adding thereto the following:

             Findim Overseas used its own funds to purchase 20,000 Shares of the Company on October 26, 1995 in an open market transaction at a purchase price of $19.875 per Share (total purchase price = $397,500).

             Findim Investments used its own funds to purchase 7,800 Shares of the Company on December 21, 1995 in an open market transaction at a purchase price of $20.56 per Share (total purchase price = $160,368).

             Findim Investments used its own funds to purchase on December 29, 1995 the 888,244 Shares of the Company held by Findim Overseas at a purchase price of $20.75 per Share (total purchase price = $18,431,063).

   Item 4.  Purpose of Transaction.

             Item 4 is hereby amended in its entirety to read as follows:

             Findim Overseas' and Findim Investments' purchases of Shares of the Company were for investment purposes but Findim Investments reserves the right, depending upon market conditions and corporate developments, to change the basis for its investment in Shares of the Company.

             Except as set forth herein, neither Findim Overseas, Findim Investments, Findim or Dafofin nor, to the best knowledge of Findim directors or management of the Company including any plans or proposals to

   Camerini have any plans or proposals that relate to or would result in (a) the acquisition or disposition by any person of additional Shares of the Company; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number or term of directors or to till any existing vacancies on the board; (e) any material change in the present capitalization of dividend policy of the Company; (f) any other material change int he Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of the Company by any person; (h) causing securities of the Company to be deleted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
   (i) causing securities of the Company to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended; or (j) any action similar to the foregoing.

   Item 5.  Interest in Securities of the Issuer.

             The first three sentences of Item 5(a) are hereby amended in their entirety to read as follows:

             (a) Findim Investments is the beneficial owner of 896,044 Shares of the Company or 7.5% of the outstanding Shares of the Company (based on a total of 11,883,874 Shares outstanding as reported in the Company's Proxy Statement, dated December 14, 1995). Mr. Biase is the beneficial owner of 15,257 Shares of the Company and Miss Miriam Camerini beneficially owns 15,467 Shares of the Company or 0.1% of the outstanding Shares of the Company in each case (based on a total of 11,883,874 Shares outstanding as reported in the Company's Proxy Statement, dated December 14, 1995). None of Findim Overseas, Findim, Dafofin nor, to the best knowledge of Findim Investments or Findim Overseas and except as set forth above, either of Mr. Biase or Miss Camerini are the beneficial owner of any Shares of the Company except (where applicable) by virtue of their ownership interest in and/or control of Findim Investments.

             Item 5(b) is hereby amended in its entirety to read as follows:

             (b) Findim Investment has the sole power to vote or to direct the vote as to 896,044 Shares of the Company and has the sole power to dispose or to direct the disposition of all such Shares. Mr. Biase has the sole power to vote or to direct the vote as to 15,257 Shares of the Company and has the sole power to dispose or to direct the disposition of all such Shares. Miss Camerini has the sole power to vote or to direct the vote as to 15,467 Shares of the Company and has the sole power to dispose or to direct the disposition of all such shares. None of Findim Overseas, Findim or Dafofin nor, to the best knowledge of Findim Overseas and Findim Investments and except as set forth above, either of Mr. Biase or Miss Camerini, have the sole or shares power to vote or to direct the vote or to dispose of or to direct the disposition of any Shares of the Company, except (where applicable) by virtue of their ownership interest in and/or control of Findim Investments.

             Item 5(c) is hereby amended in its entirety to read as follows:

             (c) During the past 60 days, none of Findim Overseas, Findim Investments, Findim or Dafofin have nor, to the best knowledge of Findim Signatures effected any transactions in the Shares of the Bank, except for the transactions set forth under Item 3.

             Item 5(e) is hereby amended, adding the following:

             (e) Findim Overseas has ceased to be the beneficial owner of 888,244 Shares of the Company on December 29, 1995.

   Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   FINDIM OVERSEAS LTD.


   Dr. Luca Fossati

   President and Secretary

   Dated:  January 3, 1996


   FINDIM INVESTMENTS S.A.


   Dr. Luca Fossati

   President and Secretary

   Dated:  January 3, 1996



                                                           EXHIBIT 1



               Executive Officers and Directors of Findim Overseas

             The name, business or residence address and principal occupation of each of the executive officers and directors of Findim Overseas are set forth below. Unless otherwise indicated, (i) the business address of each person below is Gradinata Forghee 2, Massagno, Switzerland and (ii) the occupation set forth opposite a person's name refers to the position such person holds with Findim Overseas.

                            Present Principal
   Name and Address         Occupation or Employment    Citizenship

   Luca Fossati             President; President of     Italian
                            Findim Investments S.A.;
                            President of Findim
                            S.p.A.; and President of
                            Dafofin Holding S.A.

   Mario P. Grassi          Chairman of Banco di        Swiss
                            Roma Per La Svizzera
              Executive Officers and Directors of Findim Investments
                            of Findim Investments
                            S.A.; Treasurer and
                            directors of Findim
                            Overseas Ltd.

   Donato Cortesi           Chartered Public Account-   Swiss
                            ant; director of Findim
                            Overseas Ltd.


              Executive Officers and Directors of Findim Investments

             The name, business or residence address and principal occupation of each of the executive officers and directors of Findim Investments are set forth below. Unless otherwise indicated, (i) the business address of each person below is Gradinata Forghee 2, Massagno, Switzerland and (ii) the occupation set forth opposite a person's name refers to the position such person holds with Findim Investments.

                            Present Principal
   Name and Address         Occupation or Employment    Citizenship

   Luca Fossati             President; President of     Italian
                            Findim S.p.A.; President
                            of Findim Overseas Ltd.
                            and President of Dafofin
                            Holding S.A.

   Mario P. Grassi          Director; Chairman          Swiss
                            of Banco di Roma
                            Per La Svizzera
                            Lugano; Managing Director
                            of Findim Investments
                            S.A.; Treasurer and
                            directors of Findim
                            Overseas Ltd.




                    Executive Officers and Directors of Findim

             The name, business or residence address and principal occupation of each of the executive officers and directors of Findim are set forth below. Unless otherwise indicated, (i) the business address of each person below is Piazza San Pietro Martire 6, Monza, Italy and (ii) the occupation set forth opposite a person's name refers to the position such person holds with Findim.

                            Present Principal
   Name and Address         Occupation or Employment    Citizenship

   Luca Fossati             President; President of     Italian
                            Findim Investments S.A.;
                            President of Findim
                            Overseas Ltd. and
                            President of Dafofin
                            Holding S.A.

   Guisseppe Fossati        Director                    Italian

   Name and Address         Occupation or Employment    Citizenship

   Luca Fossati             President; President of     Italian
                            Findim Investments S.A.;
                            President of Findim
                            Overseas Ltd. and
                            President of Findim
                            S.p.A.

   Guiseppe Fossati         Director                    Italian

   Marco Fossati            Director                    Italian